UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPTIBASE LTD.
(Name of Subject Company)

OPTIBASE LTD.
 (Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)

Amir Philips
Chief Executive Officer
Optibase Ltd.
8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Adva Bitan, Adv. Gross Law Firm 1 Azrieli Center, Round Tower Tel Aviv 6701101, Israel Tel: +972-3-6074444	Jon Venick, Esq. Sanjay Shirodkar, Esq. Jeremy Lustman, Esq DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4651	Tuvia Geffen, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel Aviv 6789717, Israel Tel: +972-3-6235000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2022, as amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on March 1, 2022 and Amendment No. 2 filed with the SEC on March 7, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Optibase Ltd., an Israeli company (the “Company”), with respect to the tender offer by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama, to purchase 941,942 Optibase Shares (as defined below) not already owned by the Bidder Group (as defined below), at the price of $12.64 per Optibase Share, net to you (subject to withholding taxes, as applicable), in cash, without interest upon the terms and subject to the conditions set forth in the Bidder Groups’ offer to purchase (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO (as amended on February 18, 2022, February 23, 2022, March 8, 2022 and March 22, 2022 and as amended or supplemented from time to time, the “Schedule TO”), filed by the Bidder Group with the SEC on February 15, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal, which were filed as Exhibits to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements” a new section as follows:

Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 10:00 a.m., New York time (5:00 p.m. Israel time), on March 22, 2022. The Offer was not extended. We have been informed by the Bidder Group that, as of the expiration of the Offer, 768,905 Optibase Shares had been validly tendered, and not withdrawn, pursuant to the Offer. The number of Optibase Shares tendered satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied, we have been informed that the Capri Family Foundation (“Capri”) has accepted for payment all Optibase Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

As a consequence of the completion of the Offer, under the Israeli Companies Law, Capri automatically thereby also acquired all of the Optibase Shares, not already held by the members of its bidder group, that were not tendered into the Offer, and became obligated to pay to those holders the Offer price, $12.64, without interest and subject to withholding tax. Capri has indicated that it will mail a form of letter of transmittal to former holders who did not tender in the Offer, which those holders may use to direct its payment to them.

On March 23, 2022, the Company notified NASDAQ and the Tel Aviv Stock Exchange of the consummation of the Offer and requested that the NASDAQ halt trading of the Optibase Shares beginning March 24, 2022 and suspend trading effective March 24, 2022. The Company intends to file with the Securities and Exchange Commission a Form 25 Notification of Removal from Listing and/or Registration to delist and deregister the Ordinary Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file with the SEC a certification on Form 15 under the Exchange Act, requesting the suspension of the Company’s reporting obligations under the Exchange Act with respect to the Ordinary Shares.

On March 22, 2022, Capri issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 9. EXHIBITS

99.1          Press release, dated March 22, 2022.

Cautionary Statement Regarding Forward Looking Statements:

Certain statements in this communication are forward-looking statements. These statements relate to future events and are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks and uncertainties associated with the tender offer or any other offer or proposal, the outcome of any litigation related to the tender offer or any other offer or proposal, the Board’s recommendation to the shareholders concerning the tender offer or any other offer or proposal, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

Additional Information:

This communication is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 23, 2022

OPTIBASE LTD.

By:	/s/ Amir Philips
Amir Philips
Chief Executive Officer